Exhibit 99.1

ASX Announcement	31 October 2017

ASX Code: SEA

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone: +61 8 8363 0388   Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED
QUARTERLY ACTIVITIES REPORT

Sundance produced approximately 9,292 Boe/d (net) during the third quarter 2017 and has averaged 7,635 Boe/d (net) year-to-date. Production for the quarter was impacted by Hurricane Harvey which caused shut downs at substantially all midstream and downstream facilities servicing Sundance’s production. The hurricane reduced production by approximately 1,000 boe/d during the quarter. Additionally, the storm delayed the Company’s end of year completions program by approximately 30 days.

Net production for the third quarter was 854,887 Boe, as compared to net production of 559,808 Boe for the same quarter in 2016, an approximate 53% increase, and net production of 627,805 for the second quarter of 2017, an approximate 36% increase. The average estimated third quarter price received per barrel was $48.19, compared to the average West Texas Intermediate (“WTI”) price of $48.16, and per Boe was $39.34. During the fourth quarter Louisiana Light Sweet crude (“LLS”) has traded at approximately a $5-$6 premium to WTI representing approximately a $3 increase in LLS compared to WTI from the third quarter. Sundance’s oil is priced at LLS less applicable transportation and quality differentials.

During the quarter the Company completed 6 wells in McMullen County and has four drilled but uncompleted (“DUC”) wells in McMullen and Atascosa County that are scheduled for completion in Q4 2017. Upon completion of the four remaining DUCs, the Company will have finished its 14 well 2017 completion program. Six wells began production during the quarter; the three well Teal-Hoskins pad and the three well Libersat pad with total completed lateral length of 48,279’.

The Teal-Hoskins three well pad had an average initial production rate per well of 1,735 Boe/d, at an average of 190 boe/d per 1,000 feet. The wells are currently producing 73% oil and 87% liquids. The Libersat three well pad had an average initial production rate of 1,644 boe/d, per well at an average of 237 boe/d per 1,000 feet. The wells are currently producing 51% oil and 73% liquids. These results represent some of the Company’s best wells drilled to date.

Importantly, the Teal-Hoskins B EFS 4H and the Libersat EFS 3UH, both drilled in the upper lower Eagle Ford, are outperforming the Company’s type curve. The Company believes these initial production results substantially proves up the upper lower Eagle Ford where the Company has 147 gross remaining locations.

1

In Dimmit County the Red Ranch EFS 32HC and the Shook EFS 11HU continue to perform materially above expectations. The Red Ranch EFS 32HC has averaged approximately 670 boe/d for the first 170 days of production and the Shook EFS 11HU has averaged approximately 415 boe/d for the first 170 days of production.

Well Name	County	SEA Working Interest	SEA Net Revenue Interest	Completed Lateral Length	% Oil*	Peak 24-Hour (boe/d)	30-Day (boe/d)	60-Day (boe/d)	90-Day (boe/d)
Teal Hoskins EFS 1H	McMullen	100%	75%	9,245	90%	1,864	1,135	1,029	935
Teal Hoskins A EFS 2H	McMullen	100%	75%	8,842	88%	1,645	1,209	1,083	946
Teal Hoskins B EFS 4H	McMullen	100%	75%	9,366	89%	1,696	1,125	1,010	887
Libersat EFS 1H	McMullen	99%	74%	7,058	86%	1,433	886	705	691
Libersat EFS 2H	McMullen	99%	74%	6,631	91%	1,750	1,258	1,156	989
Libersat EFS 3UH	McMullen	99%	74%	7,137	92%	1,751	1,181	1,037	882

*Based on the longest IP period

Grace Ford, COO, commented “we are very pleased with the well results being generated from our current completion designs in both McMullen and Dimmit Counties. In McMullen County we are seeing strong production profiles and, to date, no interference between the lower lower and upper lower Eagle Ford. In Dimmit County the scientific data collected in 2015 and 2016 has resulted in a step change in well performance. In particular, the Red Ranch well is performing economically in line with our McMullen assets opening up additional highly economic drilling inventory.”

Eric McCrady, CEO, commented “our operations team’s focus on improving well performance continues to show results and has resulted in some of our best wells to date across our acreage position. To date, our development program is on track with our expectations in 2017 although initial production from the four drilled but uncompleted wells has been pushed back approximately 30 days due to Hurricane Harvey. Finalization of the Vitol agreement, in addition to the recent increase in LLS pricing, has improved oil price realizations compared to WTI and provided more than adequate liquidity to execute this year’s business plan.”

Sundance plans to report third quarter 2017 financial results in mid-November. A separate announcement will provide additional details on the release date and a conference call to review the results.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

2

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure      this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 September 2017

Consolidated statement of cash flows

			Year to date
		Current quarter	(9 months)
		$US’000	$US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	33,648	82,481

1.2	Payments for
	(a) exploration & evaluation	(761)	(8,536)
	(b) development	(42,823)	(87,905)
	(c) production	(6,200)	(17,669)
	(d) staff costs	(1,967)	(5,789)
	(e) administration and corporate costs	(3,143)	(7,670)

1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid (1)	(6,623)	(12,501)
1.6	Income taxes refunded, net	15	3,911
1.7	Research and development refunds
1.8	Other (derivatives)	210	(914)
1.9	Net cash from / (used in) operating activities	(27,644)	(54,592)

(1) During the discrete third quarter and year-to-date three quarters ended 30 September 2017, the Company made two and four quarterly payments on its Term Loan, respectively.

2.	Cash flows from investing activities
2.1	Payments to acquire:
(a) property, plant and equipment
(b) tenements (see item 10)
(c) investments

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(9 months)
		$US’000	$US’000
	(d) other non-current assets	(173)	(573)

2.2	Proceeds from the disposal of:
	(a) property, plant and equipment
	(b) tenements (see item 10)	(125)	14,354
	(c) investments
	(d) other non-current assets	19	19

2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(279)	13,800

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares
3.2	Proceeds from issue of convertible notes
3.3	Proceeds from exercise of share options
3.4	Transaction costs related to issues of shares, convertible notes or options
3.5	Proceeds from borrowings
3.6	Repayment of borrowings	NIL	(250)
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material) (2)	30,000	30,000
3.10	Net cash from / (used in) financing activities	30,000	29,750

(2)

The Company entered into a revenue advance agreement with its oil purchaser under which the purchaser advanced the Company $30 million in the third quarter 2017. The Company will begin repaying the advance in October 2017 at a rate of $20 per gross barrel of oil produced ($25 per gross barrel beginning in January 2018 through complete repayment of revenue advance).

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	4,318	17,463
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(27,644)	(54,592)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(279)	13,800
4.4	Net cash from / (used in) financing activities (item 3.10 above)	30,000	29,750

+ See chapter 19 for defined terms

1 September 2016

			Year to date
		Current quarter	(9 months)
		$US’000	$US’000
4.5	Effect of movement in exchange rates on cash held	(18)	(44)
4.6	Cash and cash equivalents at end of period	6,377	6,377

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	6,377	4,318
5.2	Call deposits
5.3	Bank overdrafts Other
5.4	(provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	6,377	4,318

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	195
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for salaries and fees paid to directors during the quarter.

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

+ See chapter 19 for defined terms

1 September 2016

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	192,000	191,500
8.2	Credit standby arrangements (2)	––	500
8.3	Other (please specify) (3)	30,000	30,000
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn, including the letter of credit referenced in (2) below) and $125 million term loan ($125 million drawn). The interest rate on the credit facility ranged from 4.1%-8.3% for the quarter. The loans are secured by the Company’s oil and gas properties.

(2)         The Company has $0.5 million of letters of credit in place for the benefit of a third-party contractor. The letter of credit reduces the amount available for borrowing under its revolving credit facility.

(3)         The Company entered into a revenue advance agreement with its oil purchaser, under which the purchaser advanced the Company $30 million in the third quarter 2017. The Company will begin repaying the advance in October 2017 at a rate of $20 per gross barrel of oil produced ($25 per gross barrel beginning in January 2018 through complete repayment of revenue advance). The advance bears interest at a rate of 10%.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	NIL
9.2	Development	6,500
9.3	Production	7,300
9.4	Staff costs	1,800
9.5	Administration and corporate costs	2,000
9.6	Other (provide details if material) (1)	14,500
9.7	Total estimated cash outflows	32,100

(1) Repayment of the revenue advanced by oil purchaser.

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	Non-core expirations and minor true-ups	45,545	45,369
10.2	Interests in mining tenements and petroleum tenements acquired or increased

+ See chapter 19 for defined terms

1 September 2016

Compliance statement

1                             This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                             This statement gives a true and fair view of the matters disclosed.

Sign here:	.	Date: 31 October 2017
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                          The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                          If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                          Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016